

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3010

January 21, 2010

Davis P. Stowell
President
Grace Property Management, Inc.
55 Brookville Road
Glen Head, New York 11545

>   **Re: Reeves Telecom Limited Partnership**
>   **Form 8-K/A, Item 4.01**
>   **Filed on January 20, 2010**
>   **File No. 000-09305**

Dear Mr. Stowell:

    We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

    You may contact me at (202) 551-3472 if you have questions.

>   Sincerely,

>   Yolanda Crittendon
>   Senior Staff Accountant